EXHIBIT 99

LG and Magna Enter Joint Venture Agreement to Expand in Powertrain Electrification Market

Combines Strengths of Two Major Players in the Electric Powertrain Space to Accelerate Time to Market and Capitalize on Electrification Emergence

SEOUL, Korea and AURORA, Ontario, Dec. 22, 2020 (GLOBE NEWSWIRE) -- LG Electronics (“LG”) and Magna International Inc. (“Magna”) announced a joint venture (JV) to manufacture e-motors, inverters and on board chargers and, for certain automakers, related e-drive systems to support the growing global shift toward vehicle electrification. The new company, tentatively called LG Magna e-Powertrain, marries Magna’s strength in electric powertrain systems and world class automotive manufacturing with LG’s expertise in component development for e-motors and inverters, accelerating both partners’ growth in the electric powertrain market.

The JV enables the two companies to continue to grow their electric powertrain product offerings by leveraging existing technologies, engineering capabilities and global footprints. The market for e-motors, inverters and electric drive systems is expected to have significant growth between now and 2030, and the JV will target this fast-growing global market with a world-class portfolio.

LG and Magna enter joint venture agreement to accelerate time to market in powertrain electrification

LG has established experience in the development of electric vehicle components most notably for the Chevrolet Bolt EV and Jaguar I-PACE. LG will help accelerate Magna’s time to market and scale of manufacturing for electrification components, while software and systems integration are competencies that Magna brings to this venture. This JV will allow customers to select from a portfolio of reliable components through to integration of an entire electrified powertrain.

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“This partnership fully aligns with our strategy of being at the forefront of electrification and supporting automakers with a diverse and world-class portfolio,” said Magna President and incoming CEO Swamy Kotagiri. “By combining our strengthens, we expect to gain investment efficiency and speed to market with synergies to achieve more, all while continuing to capitalize on the acceleration of the electrified powertrain market.”

“Manufacturers need to be disruptive to maintain leadership positions in electrification and, through this deal, LG is entering a new phase in its automotive components business, a growth opportunity with enormous potential,” said Dr. Kim Jin-yong, President of the LG Electronics Vehicle Component Solutions Company. “We believe that the combination of our in-house prowess and the experience and extensive history of Magna will transform the EV powertrain space faster than if we proceed alone.”

The JV will include more than 1,000 employees located at LG locations in the United States, South Korea and China.

The transaction is expected to close in July of 2021, subject to a number of conditions including obtaining LG shareholder approval and all necessary regulatory approvals.

TAGS: joint venture, electrification, electric vehicles, e-motors, e-drives

INVESTOR CONTACTS:

Louis Tonelli, Vice President, Magna Investor Relations
louis.tonelli@magna.com, +1.905.726.7035

Scott Sim, Head, LG Investor Relations
scott.sim@lge.com, +82.2.3777.3501

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MEDIA CONTACTS:

Tracy Fuerst, Vice President, Magna Global Corporate Communications & PR
tracy.fuerst@magna.com, +1.248.761.7004

Ken Hong, Head, LG Global Corporate Communications
ken.hong@lge.com, +82.2.3777.3626

About LG Electronics, Inc.
LG Electronics is a global innovator in technology and consumer goods with a presence in almost every country in the world and a diverse workforce of 74,000. LG is composed of five companies – Home Appliance & Air Solution, Home Entertainment, Mobile Communications, Vehicle component Solutions and Business Solutions. With 2019 global sales of USD 53 billion, LG is a leading manufacturer of a wide range of products from TVs, washing machines, refrigerators, air conditioners, mobile devices, digital signage and automotive components. LG is also known for its premium LG SIGNATURE and advanced LG ThinQ brands, which feature the company’s artificial intelligence technology. For more news on LG, go to www.LGnewsroom.com.

About Magna
Magna is a mobility technology company with more than 157,000 entrepreneurial-minded employees and 344 manufacturing operations and 93 product development, engineering and sales centres in 27 countries. They have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

FORWARD-LOOKING STATEMENTS
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